UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

Commission File Number 001-36535

GLOBANT S.A.

(Exact name of registrant as specified in its charter)

GLOBANT S.A.

(Translation of registrant's name into English)

37A Avenue J.F. Kennedy

L-1855, Luxembourg

Tel: + 352 20 30 15 96

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F       ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

GLOBANT S.A.

FORM 6-K

On April 21, 2020, Marcos Galperin notified Globant S.A. (the “Company”) of his decision to resign as a director of the Company and as a member of the Compensation Committee and the Corporate Governance and Nominating Committee, effective immediately. Mr. Galperin’s resignation was not the result of a disagreement with the Company on any matter relating to its operations, policies or practices.

Following the resignation of Mr. Galperin, the board of directors of the Company appointed Mr. Richard Haythornthwaite to serve as a member of the Compensation Committee and appointed Mr. Philip Odeen to serve as the committee’s chairman. Contemporaneously, the board of directors amended the composition of the Corporate Governance and Nominating Committee by appointing Mrs. Linda Rottenberg, Mr. Francisco Alvarez-Demalde and Mr. Richard Haythornthwaite to serve as the committee’s members, with Mrs. Rottenberg serving as chairman of the committee.

Each of Mrs. Rottenberg, Mr. Francisco Alvarez-Demalde and Mr. Haythornthwaite satisfies the “independence” requirements within the meaning of Section 303A of the corporate governance rules of the NYSE.

The information contained in this report on Form 6-K is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-225731) and on Form S-8 (File Nos. 333-201602, 333-211835 and 333-232022), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBANT S.A.

By:	/s/ SOL MARIEL NOELLO
Name: Sol Mariel Noello
Title: General Counsel

Date: April 21, 2020